Exhibit 99.2

CONSOLIDATED INTERIM CONDENSED FINANCIAL STATEMENTS OF

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2011

YAMANA GOLD INC.

CONSOLIDATED INTERIM CONDENSED STATEMENTS OF OPERATIONS

FOR THE PERIODS ENDED

	Three months ended		Six months ended
(In thousands of United States Dollars except for shares and per	June 30,	June 30,	June 30,	June 30,
share amounts; unaudited)	2011	2010	2011	2010
		(Note 25)		(Note 25)

Revenue	$573,283	$351,375	$1,049,360	$697,716
Cost of sales excluding depletion, depreciation and amortization	(191,777)	(135,666)	(348,879)	(280,809)
Gross margin	381,506	215,709	700,481	416,907
Depletion, depreciation and amortization	(89,018)	(68,721)	(169,529)	(138,770)
Mine operating earnings	292,488	146,988	530,952	278,137

Expenses
General and administrative	(34,132)	(29,321)	(61,568)	(54,645)
Exploration	(9,099)	(10,692)	(15,577)	(17,450)
Equity earnings from Minera Alumbrera (Note 7)	16,592	7,799	28,324	19,451
Other operating expenses	(11,177)	(4,553)	(14,791)	(4,294)
Operating earnings	254,672	110,221	467,340	221,199
Finance income (Note 17)	14,291	1,041	19,367	5,595
Finance expense (Note 17)	(8,567)	(16,465)	(19,836)	(45,341)
Net finance income (expense)	5,724	(15,424)	(469)	(39,746)
Earnings from continuing operations before taxes	260,396	94,797	466,871	181,453
Income tax (expense) recovery (Note 20)	(65,715)	(31,132)	(123,942)	6,397
Earnings from continuing operations	194,681	63,665	342,929	187,850
Earnings from discontinued operations	—	6,473	—	13,825
Net earnings	$194,681	$70,138	$342,929	$201,675

Earnings attributable to:
Equity shareholders	$194,681	$70,138	$342,929	$201,675
Net earnings	$194,681	$70,138	$342,929	$201,675
Earnings per share from continuing operations
Basic	$0.26	$0.09	$0.46	$0.25
Diluted	$0.26	$0.09	$0.46	$0.25
Earnings per share from discontinued operations
Basic	$—	$0.01	$—	$0.02
Diluted	$—	$0.01	$—	$0.02
Net earnings per share
Basic	$0.26	$0.09	$0.46	$0.27
Diluted	$0.26	$0.09	$0.46	$0.27
Weighted average number of shares outstanding (Note 13(b))
Basic	745,016	740,692	743,552	738,739
Diluted	745,437	741,643	744,282	739,594

The accompanying notes are an integral part of the financial statements.

CONSOLIDATED INTERIM CONDENSED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE PERIODS ENDED

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
(In thousands of United States Dollars, unaudited)	2011	2010	2011	2010
		(Note 25)

Net earnings	$194,681	$70,138	$342,929	$201,675
Other comprehensive loss, net of taxes (Note 14)	(27,203)	(1,871)	(60,701)	(7,568)
Total comprehensive income	167,478	68,267	282,228	194,107
Attributable to:
Equity shareholders	167,478	68,267	282,228	194,107
Total comprehensive income	$167,478	$68,267	$282,228	$194,107

The accompanying notes are an integral part of the financial statements.

YAMANA GOLD INC.

CONSOLIDATED INTERIM CONDENSED STATEMENTS OF CASH FLOWS

FOR THE PERIODS ENDED

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
(In thousands of United States Dollars, unaudited)	2011	2010	2011	2010
		(Note 25)		(Note 25)
Operating activities
Earnings from continuing operations before taxes	$260,396	$94,797	$466,871	$181,453
Adjustments to reconcile earnings before taxation to net operating cash flows:
Depletion, depreciation and amortization	89,018	68,721	169,529	138,770
Share-based payments (Note 15)	4,427	5,296	7,271	6,633
Environmental rehabilitation provision paid	(1,029)	(901)	(1,869)	(1,768)
Equity earnings from Alumbrera (Note 7)	(16,592)	(7,799)	(28,324)	(19,451)
Cash distributions from Alumbrera Ltd (Note 7)	6,620	17,855	26,986	30,720
Finance income (Note 17)	(14,291)	(1,041)	(19,367)	(5,595)
Finance expense (Note 17)	8,567	16,465	19,836	45,341
Mark-to-market on sales of concentrate	2,475	15,604	30,431	15,077
Income tax paid	(22,917)	(15,043)	(71,574)	(31,139)
Write off of assets	2,731	—	2,731	—
Other	11,633	328	12,896	(1,288)
Cash flows generated from operations before non-cash working capital	331,038	194,282	615,417	358,753
Net change in non-cash working capital (Note 21(b))	(15,272)	(67,094)	(70,753)	(90,209)
Cash flows from operating activities of continuing operations	$315,766	$127,188	$544,664	$268,544
Cash flows from operating activities of discontinued operations	$—	$—	$—	$1,616
Investing activities
Acquisition of property, plant and equipment (Note 6)	(204,999)	(109,323)	(309,574)	(186,830)
Proceeds from option on mineral property	—	—	10,000	—
Proceeds on disposition of mineral interests	—	54,170	428	63,410
Realized derivative proceeds (payments)	—	—	1,626	(5,230)
Business acquisitions and related transactions costs	—	(171)	—	(49,109)
Other assets and investments	(2,717)	(1,609)	(19,641)	(2,508)
Cash flows to investing activities of continuing operations	$(207,716)	$(56,933)	$(317,161)	$(180,267)
Cash flows to investing activities of discontinued operations	$—	$—	$—	$(1,616)
Financing activities
Issue of common shares upon exercise of options and warrants	$1,182	$44	$34,415	$74,049
Dividends paid	(22,136)	(11,139)	(44,200)	(18,482)
Finance expenses paid	(7,574)	(16,267)	(11,630)	(25,706)
Repayment of notes payable and long-term liabilities	(25,000)	—	(25,000)	(25,000)
Cash flows from financing activities of continuing operations	$(53,528)	$(27,362)	$(46,415)	$4,861
Effect of foreign exchange on non-United States dollar denominated cash and cash equivalents	5,911	(2,653)	9,277	(985)
Increase in cash and cash equivalents	$60,433	$40,240	$190,365	$92,153
Cash and cash equivalents, beginning of period - continuing operations	460,430	221,983	330,498	170,070
Cash and cash equivalents, end of period	$520,863	$262,223	$520,863	$262,223
Cash and cash equivalents are comprised of the following:
Cash at bank	$520,863	$262,223	$520,863	$262,223

Supplementary cash flow information (Note 21).

The accompanying notes are an integral part of the financial statements.

YAMANA GOLD INC.

CONSOLIDATED INTERIM CONDENSED BALANCE SHEETS

AS AT

	June 30,	December 31,
(In thousands of United States Dollars, unaudited)	2011	2010
		(Note 25)
Assets
Current assets:
Cash and cash equivalents	$520,863	$330,498
Trade and other receivables	197,940	212,945
Inventories (Note 4)	153,584	116,443
Other current assets (Note 5)	201,758	252,692
	1,074,145	912,578
Non-current assets:
Property, plant and equipment (Note 6)	8,740,193	8,612,081
Investment in associates (Note 7)	202,923	201,585
Investments (Note 8)	101,979	102,958
Other non-current assets (Note 9)	197,095	234,258
Deferred tax assets	200,882	167,901
Goodwill and intangibles	71,584	72,512
Total assets	$10,588,801	$10,303,873

Liabilities
Current liabilities:
Trade and other payables	$287,335	$301,335
Income taxes payable	93,204	81,785
Other current liabilities (Note 10)	10,332	11,377
	390,871	394,497
Non-current liabilities:
Long-term debt (Note 11)	459,856	486,550
Environmental rehabilitation	167,525	162,523
Deferred tax liabilities	2,049,203	2,026,600
Other non-current liabilities (Note 12)	158,443	147,432
Total liabilities	$3,225,898	$3,217,602

Equity
Share capital
Issued and outstanding 745,563,211 common shares (December 31, 2010 - 741,362,131 shares)	6,207,013	6,151,423
Reserves (Note 14(b))	2,715	79,923
Retained earnings	1,106,375	808,125
Equity attributable to Yamana shareholders	$7,316,103	$7,039,471
Non-controlling interest	46,800	46,800
Total equity	7,362,903	7,086,271
Total equity and liabilities	$10,588,801	$10,303,873

Contractual commitments and contingencies (Notes 23 and 24).

The accompanying notes are an integral part of the financial statements.

Approved by the Board

“Peter Marrone”	“Patrick Mars”
Director	Director

YAMANA GOLD INC.

CONSOLIDATED INTERIM CONDENSED STATEMENTS OF CHANGES IN EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2011 AND 2010

(In thousands of United States Dollars, unaudited)

	Share Capital	Contributed Surplus Reserve	Hedging Reserve	Available for Sale Reserve	Total Reserves	Retained Earnings	Equity Attributable to Yamana Shareholders	Non- controlling Interests	Total Equity

Balance at January 1, 2011	$6,151,423	$30,196	$34,080	$15,647	$79,923	$808,126	$7,039,472	$46,800	$7,086,272
Net earnings for period	—	—	—	—	—	342,929	342,929	—	342,929
Exercise of stock options and share appreciation	49,227	(14,811)	—	—	(14,811)	—	34,416	—	34,416
Transfer on vesting of restricted share units (Note 19)	6,363	(6,363)	—	—	(6,363)	—	—	—	—
Change in fair value	—	—	10,221	(70,922)	(60,701)	—	(60,701)	—	(60,701)
Share options and appreciation rights	—	4,667	—	—	4,667	—	4,667	—	4,667
Dividends	—	—	—	—	—	(44,680)	(44,680)	—	(44,680)
Balance at June 30, 2011	$6,207,013	$13,689	$44,301	$(55,275)	$2,715	1,106,375	$7,316,103	$46,800	$7,362,903

Balance at January 1, 2010	$6,062,906	$30,669	$8,647	$18,005	$57,321	$404,508	$6,524,735	$46,800	$6,571,535
Net earnings for period	—	—	—	—	—	201,675	201,675	—	201,675
Exercise of stock options and share appreciation	414	(209)	—	—	(209)	—	205	—	205
Exercise of share purchase warrants	78,854	—	—	—	—	—	78,854	—	78,854
Issued on vesting of restricted share units (Note 19)	5,239	(5,239)	—	—	(5,239)	—	—	—	—
Change in fair value	—	—	349	(8,185)	(7,836)	—	(7,836)	—	(7,836)
Reclassification of gain to earnings	—	—	—	268	268	—	268	—	268
Share options and appreciation rights	—	4,434	—	—	4,434	—	4,434	—	4,434
Dividends	—	—	—	—	—	(18,484)	(18,484)	—	(18,484)
Reduction of deferred tax on share issue costs	(190)	—	—	—	—	—	(190)	—	(190)
Balance at June 30, 2010	$6,147,223	$29,655	$8,996	$10,088	$48,739	$587,699	$6,783,661	$46,800	$6,830,461

The accompanying notes are an integral part of the financial statements.

YAMANA GOLD INC.

NOTES TO THE CONSOLIDATED INTERIM CONDENSED FINANCIAL STATEMENTS

FOR THE THREE AND SIX- MONTH PERIODS ENDED JUNE 30, 2011 (WITH COMPARATIVES AS AT DECEMBER 31, 2010 AND FOR THE THREE- AND SIX-MONTH PERIODS ENDED JUNE 30, 2010

(Tabular amounts in thousands of United States Dollars unless otherwise noted; unaudited)

1.                                      NATURE OF OPERATIONS

Yamana Gold Inc. (the “Company” or “Yamana”) is a Canadian publicly-listed gold producer engaged in gold and other metals mining and related activities including exploration, extraction, processing and reclamation. Yamana has significant properties involved in gold production and other precious metals, development, exploration and land positions throughout the Americas including Brazil, Argentina, Chile, Mexico and Colombia.

Yamana Gold Inc. is a company domiciled in Canada. The address of the Company’s registered office is 150 York Street, Suite 1102, Toronto, Ontario, Canada, M5H 3S5. The Company is listed on the Toronto Stock Exchange (Symbol: YRI), The New York Stock Exchange (Symbol: AUY) and The London Stock Exchange (Symbol: YAU).

The consolidated interim condensed financial statements of the Company as at and for the three and six-month periods ended June 30, 2011 comprise the Company, its subsidiaries, the Company’s interest in associates and jointly controlled entities.

The Company’s net earnings and operating cash flows for the year result from operations in Brazil, Chile and Argentina. Gold mining requires the use of specialized facilities and technology. The Company relies heavily on such facilities and technology to maintain production levels. Cash flow and profitability of operations are affected by various factors including levels of production, prices of consumables, interest rates, environmental costs, the level of exploration activity and other discretionary costs and activities. Profitability and operating cash flows are also affected by the market prices of gold, silver and copper and foreign currency exchange rates which can fluctuate widely. Yamana seeks to manage the risks associated with its business, however many factors affecting the above risks are beyond the Company’s control.

2.                                      BASIS OF CONSOLIDATION AND PRESENTATION

(i)                                    STATEMENT OF COMPLIANCE

These consolidated interim condensed financial statements of the Company have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”) and using the accounting policies the Company expects to adopt in its consolidated financial statements as at and for the year ending December 31, 2011.

As these consolidated interim condensed financial statements are prepared using International Financial Reporting Standards (“IFRS”), certain disclosures that are required to be included in annual financial statements prepared in accordance with IFRS that were not included in the company’s most recent annual financial statements prepared in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”) have been included in these financial statements for the comparative annual period.

These consolidated interim condensed financial statements should be read in conjunction with the Company’s 2010 Canadian GAAP annual financial statements, the consolidated interim condensed financial statements as at and for three months ended March 31, 2011 and in consideration of the IFRS transition disclosures included in Note 25 to these financial statements and the additional annual disclosures included herein.

These financial statements were authorized for issuance by the Board of Directors of the company on August 3, 2011.

(ii)                                BASIS OF PREPARATION AND PRESENTATION

The consolidated interim condensed financial statements have been prepared on the historical cost basis except for the following material items in the consolidated condensed balance sheet which are measured at fair value:

•                 Derivative financial instruments

•                 Financial instruments at fair value through profit or loss

•                 Available-for-sale financial assets

•                 Liabilities for cash-settled share-based payment arrangements

The consolidated interim condensed financial statements are presented in United States Dollars, which is the Company’s functional and presentation currency, and all values are rounded to the nearest thousand except where otherwise indicated.

(iii)                            BASIS OF CONSOLIDATION

The accounting policies in Note 4 of the interim report for the three-month period ended March 31, 2011, have been applied in preparing the consolidated interim condensed financial statements.

The financial statements of entities which are controlled by the Company through voting equity interests, referred to as subsidiaries, are consolidated. Joint ventures are those entities over whose activities the Company has joint control, established by contractual agreement. The consolidated financial statements include the Company’s proportionate share of entities’ assets, liabilities, revenue and expenses with items of a similar nature on a line-by-line basis, from the date that joint control commences until the date that control ceases. A jointly controlled operation is a joint venture carried on by each venturer using its own assets in pursuit of the joint operations. The consolidated financial statements include the assets that the Company controls and the liabilities that it incurs in the course of pursuing the joint operation and the expenses that the Company incurs and its share of the income that it earns from the joint operation.

The Company’s 56.7% interest in Agua De La Falda (“ADLF”), is consolidated and the non-controlling interest of the Company’s partner is recorded (Note 16). The Company’s 50% interest in Aguas Frias S.A. is accounted for using the proportionate consolidation method.

Investments in shares of investee companies in which the Company’s ownership and rights arising therefrom provide the Company with the ability to exercise significant influence are accounted for using the equity method. The Company’s investment in Minera Alumbrera Ltd., which owns the Bajo de la Alumbrera Mine in Argentina, has been accounted for using the equity method. Cash distributions received are credited to the equity investment.  Minera Alumbrera Ltda. has an earn-in option over the Company’s Agua Rica Project. Upon exercise of this option, Agua Rica will be owned by Minera Alumbrera.

All inter-company transactions and balances are eliminated on consolidation.

(iv)                               MEASUREMENT UNCERTAINTY

The preparation of consolidated interim financial statements in conformity with IFRS requires the Company’s management to make judgements, estimates and assumptions about future events that affect the amounts reported in the consolidated financial statements and related notes to the financial statements.  Although these estimates are based on management’s best knowledge of the amount, event or actions, actual results may differ from those estimates.

Information about critical judgements and estimates in applying accounting policies that have most significant effect on the amounts recognized in the consolidated financial statements are as follows:

•                 Asset carrying values and impairment charges

•                 Estimation of asset lives

•                 Determination of ore reserve estimates

•                 Deferral of stripping costs

•                 Recognition of deferred taxes

•                 Capitalization of exploration and evaluation costs

•                 Contingencies

•                 Acquisitions

•                 Determination of economic viability of a project

•                 Commencement of commercial production

•                 Determination of significant influence

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year are included in the following notes:

•                 Asset carrying values and impairment charges

•                 Estimation of close down and restoration costs and the timing of expenditure

•                 Estimation of environmental cleanup and the timing of expenditure and related accretion

•                 Recoverability of potential deferred tax assets

•                 Contingencies

•                 Inventory valuation

•                 Share-based payments

•                 Depletion/depreciation

3.                                      RECENT ACCOUNTING PRONOUNCEMENTS

Certain pronouncements were issued by the International Accounting Standards Board (“IASB”) or the International Financial Reporting Interpretations Committee (“IFRIC”) that are mandatory for accounting periods after December 31, 2011. Pronouncements that are not applicable or do not have a significant impact to the Company have been excluded from the table below.

(a)          The following five new Standards were issued by the IASB in May 2011, and are effective for annual periods beginning on or after January 1, 2013. Early application is permitted if all five Standards are adopted at the same time.

(i) Consolidated Financial Statements

IFRS 10 Consolidated Financial Statements (“IFRS 10”) will replace existing guidance on consolidation in IAS 27 Consolidated and Separate Financial Statements, and SIC 12 Consolidation — Special Purpose Entities. The portion of IAS 27 that deals with separate financial statements will remain. IFRS 10 changes the definition of control, such that the same consolidation criteria will apply to all entities. The revised definition focuses on the need to have both “power” and “variable returns” for control to be present. Power is the current ability to direct the activities that significantly influence returns. Variable returns can be positive, negative or both. IFRS 10 requires continuous assessment of control of an investee in line with any changes in facts and circumstances.

(ii) Joint Arrangements

IFRS 11 Joint Arrangements (“IFRS 11”) will replace IAS 31 Interests in Joint Ventures, and SIC 13 Jointly Controlled Entities — Non-monetary Contributions by Venturers. IFRS 11 defines a joint arrangement as an arrangement where two or more parties contractually agree to share control. Joint control exists only when the decisions about activities that significantly affect the returns of an arrangement require the unanimous consent of the parties sharing control. The focus is not solely on the legal structure of joint arrangements, but rather on how the rights and obligations are shared by the parties to the joint arrangement. IFRS 11 eliminates the existing policy choice of proportionate consolidation for jointly controlled entities. In addition, the Standard categorizes joint arrangements as either joint operations or joint ventures.

(iii) Disclosure of Interests in Other Entities

IFRS 12 Disclosure of Interests in Other Entities (“IFRS 12”) is the new Standard for disclosure requirements for all forms of interests in other entities, including subsidiaries, joint arrangements, associates and unconsolidated structured entities. Matters covered include information about the significant judgments and assumptions that any entity has made in determining whether it has control, joint control or significant influence over another entity.

(iv) Separate Financial Statements

IAS 27 Separate Financial Statements (“IAS 27”) has been updated to require an entity presenting separate financial statements to account for those investments at cost or in accordance with IFRS 9 Financial Instruments. The amended IAS 27 excludes the guidance on the preparation and presentation of consolidated financial statements for a group of entities under the control of a parent currently within the scope of the current IAS 27 Consolidated and Separate Financial Statements that is replaced by IFRS 10.

(v) Investments in Associates and Joint Ventures

IAS 28 Investments in Associates and Joint Ventures (“IAS 28”) has been revised and it is to be applied by all entities that are investors with joint control of, or significant influence over, an investee. The scope of IAS 28 Investments in Associates does not include joint ventures.

(b)         IFRS 13 Fair Value Measurement (“IFRS 13”) was issued by the IASB in May 2011, and is effective for annual periods beginning on or after January 1, 2013. Early application is permitted. IFRS 13 was issued to remedy the inconsistencies in the requirements for measuring fair value and for disclosing information about fair value measurement in various current IFRSs. IFRS 13 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, i.e. an exit price.

(c)          The IASB is expected to publish new IFRSs on the following topics during 2012. The Company will assess the impact of these new standards on the Company’s operations as they are published:

•                              Leases

•                              Revenue recognition

•                              Stripping costs

4.                                      INVENTORIES

	June 30,	December 31,
	2011	2010
Product inventories	$32,935	$19,969
Metal in circuit and gold in process	28,427	19,282
Ore stockpiles	28,550	21,290
Material and supplies	63,672	55,902
	$153,584	$116,443

The amount of inventories recognized as an expense during the three and six-month periods ended June 30, 2011, was $191.8 million and $348.9 million respectively (June 30, 2010 - $135.7 and $280.8 million, respectively) and is included in cost of sales.

5.                                      OTHER CURRENT ASSETS

	June 30,	December 31,
	2011	2010
Financial assets
Current portion of derivative related assets (Note 19(a))	$34,015	$25,540
Current portion of note receivable (Note 9(ii))	—	24,325

Non-financial assets
Advances and deposits	153,841	158,144
Income taxes recoverable	4,880	31,467
Other	9,022	13,216
	$201,758	$252,692

6.                                      PROPERTY, PLANT AND EQUIPMENT

	Depletable Producing Properties (iii)	Land, Building, Plant & Equipment (i)	Assets Under Construction (ii)	Tangible Exploration & Evaluation Assets	Total
Cost, January 1, 2010	$2,707,170	$999,001	$4,492	$5,278,605	$8,989,268

Additions	238,889	142,028	83,956	48,928	513,801
Transfers and other movements, including reclassification	23,785	47,809	6,057	(30,214)	47,437
Change in decommissioning liabilities	(4,196)	—	—	—	(4,196)
Disposals	—	(7,002)	—	—	(7,002)
Cost, December 31, 2010	$2,965,648	$1,181,836	$94,505	$5,297,319	$9,539,308
Additions	96,595	54,550	116,921	41,508	309,574
Transfers and other movements, including reclassification	(5,086)	(3,360)	18,574	(14,017)	(3,889)
Change in decommissioning liabilities	2,887	—	—	(27)	2,860
Disposals	—	(94)	(3)	(1,634)	(1,731)
Cost, June 30, 2011	$3,060,044	$1,232,932	$229,997	$5,323,149	$9,846,122

Accumulated depreciation, January 1, 2010	$440,015	$187,149	$—	$—	$627,164
Depreciation for the year	202,774	101,035	—	—	303,809
Reclassifications	3,775	—	—	—	3,775
Disposals	—	(7,521)	—	—	(7,521)
Accumulated depreciation and impairment, December 31, 2010	$646,564	$280,663	$—	$—	$927,227
Depreciation for the period	121,360	57,361	—	—	178,721
Disposals	—	(19)	—	—	(19)
Accumulated depreciation, June 30, 2011	$767,924	$338,005	$—	$—	$1,105,929

Carrying value, December 31, 2010	$2,319,084	$901,173	$94,505	$5,297,319	$8,612,081
Carrying value, June 30, 2011	$2,292,120	$894,927	$229,997	$5,323,149	$8,740,193

(i)	Included in land, building, plant and equipment is $41.8 million of land properties which are not subject to depreciation (December 31, 2010 - $40.5 million).
(ii)

During the three and six-month periods ended June 30, 2011, the Company capitalized $3.2 million and $6.0 million, respectively, of interest costs for assets under construction (June 30, 2010 - $0.6 million and $1.1 million, respectively). A weighted average capitalization rate of 6.1% (December 31, 2010 — 7.0%), was used to determine the amount of borrowing costs eligible for capitalization.

(iii)	The following table shows the reconciliation of capitalized stripping costs incurred in the production phase:

	Six months ended	Year ended
	June 30,	December 31,
	2011	2010
Balance, beginning of the period	$51,607	$13,995
Additions	3,482	38,615
Amortization	(996)	(1,003)
Balance, end of period	$54,093	$51,607

In March 2011, the Company announced an agreement with Xstrata Queensland Limited (“Xstrata”) and Goldcorp Inc. (“Goldcorp”) that would facilitate the integration of Agua Rica into Minera Alumbrera. Following the integration, Xstrata, Goldcorp and Yamana would own interests in the combined projects of 50%, 37.5% and 12.5% respectively, consistent with their current interest in Alumbrera. Subject to Xstrata and Goldcorp exercising their option to have Alumbrera acquire Agua Rica, which is 100% Yamana owned, the terms of the agreement provides for the Company to receive from Xstrata and Goldcorp a combination of initial payments of $110 million during the 36 months following execution of formal transaction documents, $150 million upon approval to proceed with construction and $50 million upon achieving commercial production. In addition, the Company would receive a deferred consideration revenue stream, which would allow Yamana to retain positive exposure to the majority of the significant gold resources at the Agua Rica project. The Company received a $10 million payment in the period ended June 30, 2011 which has been recorded against the value of the mineral property.

7.                                      INVESTMENT IN ASSOCIATE

The Company has a 12.5% indirect interest in the Bajo de la Alumbrera Mine, held by Minera Alumbrera Ltd. (“Alumbrera”).

Earnings of Alumbrera have been included in the earnings of the Company from October 13, 2007, the date of acquisition.

Summarized financial information is as follows:

	June 30,	December 31,
	2011	2010
Total assets	$1,176,024	$1,223,238
Total liabilities	539,568	623,607
Net assets	636,456	599,631
Company’s share of net assets of associate (12.5%)	79,557	74,954

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2011	2010	2011	2010
Company’s share of total revenues (12.5%)	$56,148	$49,358	$102,455	$90,698
Company’s share of profit and loss (12.5%)	$16,592	$7,799	$28,324	$19,451

	Six months ended	Year ended
	June 30,	December 31,
	2011	2010
Balance, beginning of the period	$201,585	$213,789
Equity in earnings	28,324	49,264
Cash distributions	(26,986)	(61,468)
Balance, end of period	$202,923	$201,585

8.                                      INVESTMENTS

	June 30,	December 31,
	2011	2010
Available-for-sale securities (a)	$101,979	$102,958

(a)                                  Available-for-sale Securities

				As at June 30,		As at December 31,
				2011		2010
	% of Ownership (i)	Cost	Fair Value	Cumulative (losses) gains in OCI	Fair Value	Cumulative gains in OCI
Aura Minerals Inc.	19.2%	$149,482	$90,877	$(58,605)	$91,225	$12,600
Other		8,965	11,102	2,137	11,733	3,268
		$158,447	$101,979	$(56,468)	$102,958	15,868

(i)          % ownership on an undiluted basis.

Available-for-sale securities are reviewed quarterly for evidence of other than temporary impairment as a result of an event occurring after initial recognition of the asset, and the event had a negative effect on the estimated future cash flows of that asset. The review includes an analysis of the facts and circumstances of each individual investment including the severity of loss, the financial position and near term prospects of the investment, a significant or prolonged decline in the fair value below cost, management’s intent and ability to hold the security for a period of time sufficient to allow for any anticipated recovery in fair value and management’s market view and outlook.

9.                                      OTHER NON-CURRENT ASSETS

	June 30,	December 31,
	2011	2010
Financial assets
Derivative related assets (Note 19(a))	$20,086	$18,643
Long-term note receivable (i)	—	40,365
Long-term tax credits and income taxes receivable (ii)	135,719	137,231
Deferred consideration receivable (iii)	10,000	25,000
Other	5,578	3,912

Non-financial assets
Other	25,712	9,107
	$197,095	$234,258

(i)          Long-term note receivable was a secured promissory note received on the sale of San Andrés, São Francisco and São Vicente.

(ii)      Long-term tax credits consist of South American sales taxes which are recoverable against other taxes payable and value added tax credits.

(iii)  On March 6, 2011, the Company entered into a binding letter agreement with Aura to restructure the debt and other amounts payable to the Company relating to certain promissory notes in the aggregate amount of $64.5 million plus deferred purchase price consideration related to the sale of the abovementioned mines. Under the restructuring agreement, the Company received a combination of cash, shares of Aura and a net smelter return royalty equal to 1.5% on the sales from the San Andrés, São Francisco and São Vicente Mines for a cumulative amount of up to $16.0 million. The Company recorded this net smelter return royalty at its estimated fair value of $10.0 million.

10.                               OTHER CURRENT LIABILITIES

	June 30,	December 31,
	2011	2010
Financial liabilities
Current portion of derivative related liabilities (Note 19(a))	$2,765	$3,853
Current portion of share purchase warrants	—	143

Non-financial liabilities
Environmental rehabilitation	3,684	4,767
Other	3,883	2,614
Other current liabilities	$10,332	$11,377

11.                               LONG-TERM DEBT

	June 30,	December 31,
	2011	2010
$750 million revolving facility (a)	$191,397	$218,307
$270 million senior debt notes (b)	268,459	268,243
Long-term portion (i)	$459,856	$486,550

(i)          Balances are net of transaction costs of $7.8 million net of amortization (2010 - $6.1 million).

(a)                      The revolving facility has a credit limit of up to $750.0 million.  The following summarizes the terms in respect to this facility as at June 30, 2011:

•                  The credit facility is unsecured and has a maturity date of June 16, 2014.

•                  Amounts drawn bear interest at a rate of LIBOR plus 2.0% to 3.25% per annum, depending upon the Company’s leverage ratio defined as the net total debt to rolling 12 months earnings before interest, taxes, depreciation and amortization. The effective interest rate at June 30, 2011 was 5.95%.

•                  Undrawn amounts are subject to a commitment fee of 0.50% to 0.81% per annum depending upon the Company’s leverage ratio.

(b)                     The unsecured senior debt notes are the result of a private placement for a total of $270.0 million notes in three series as follows:

•                  Series A - $15.0 million at a rate of 5.53% with a maturity of December 21, 2014

•                  Series B - $73.5 million at a rate of 6.45% with a maturity of December 21, 2016

•                  Series C - $181.5 million at a rate of 6.97% with a maturity of December 21, 2019

The following is a schedule of long-term debt principal repayments:

	Revolving Facility	Senior Debt Notes
2012	—	—
2013	—	—
2014	197,631	15,000
2015	—	—
Thereafter	—	255,000
	$197,631	$270,000

12.                               OTHER NON-CURRENT LIABILITIES

	June 30,	December 31,
	2011	2010
Financial liabilities
Derivative related liabilities (Note 19(a))	$220	$950
Long-term withholding taxes (i)	91,918	91,827
Royalty payable (ii)	15,516	14,978
Other	26,908	23,228
Non-financial liabilities
Provision for Silicosis (iii)	16,381	8,949
Other	7,500	7,500
	$158,443	$147,432

(i)                      The Company is subject to additional taxes in Chile on the repatriation of profits to its foreign shareholders.  Total taxes in the amount of $91.9 million have been accrued on the assumption that the profits will be repatriated.

(ii)                  The Company has an agreement with Miramar Mining Corporation (“Miramar” acquired by Newmont Mining Corporation) for a Proceeds Interest of Cdn$15.5 million. The agreement entitles Miramar to receive payment of this interest over time calculated as the economic equivalent of a 2.5% net smelter return royalty on all production from the Company’s mining properties held at the time of Northern Orion entering into the agreement, or 50% of the net proceeds of disposition of any interest in the Agua Rica property until the Proceeds Interest of Cdn$15.5 million is paid.

(iii)              Provision for Silicosis consists of amounts accrued to settle claims by former employees of Jacobina Mineração e Comércio Ltda (“JMC”), relating to silicosis. This balance represents management’s best estimate for all known and anticipated future obligations related to health claims against JMC prior to acquisition by the Company in April 2006.  The Company estimates this contingency to be about $16.4 million as at June 30, 2011 (December 31, 2010 - $8.9 million).  The increase of $6.6 million in the quarter relates to the ongoing re-evaluation of the liability.

13.                               SHARE CAPITAL

(a)                                   SHARES ISSUED AND OUTSTANDING:

The Company is authorized to issue an unlimited number of common shares at no par value and a maximum of eight million first preference shares. There are no first preference shares issued or outstanding.

	June 30, 2011		June 30, 2010
Issued and fully paid - 745,563,211 common shares (December 31, 2010 - 741,362,131 shares):	Number of Common Shares (‘000s)	Amount	Number of Common Shares (‘000s)	Amount
Balance, beginning of period	741,362	$6,151,423	733,411	$6,062,906
Exercise of options (i)	3,635	49,227	35	414
Exercise of warrants	—	—	7,124	78,854
Issued on vesting of restricted share units (Note 15)	566	6,363	453	5,239
Reduction of deferred tax on share issue costs	—	—	—	(190)
Balance, end of period	745,563	$6,207,013	741,023	$6,147,223

(i)          During the period ended June 30, 2011, the Company issued 3.6 million shares (June 30, 2010 - 7.2 million shares) to optionees on the exercise of their share options for cash proceeds of $34.4 million (June 30, 2010 - $0.2 million). Previously recognized stock-based compensation in the amount of $14.8 million (June 30, 2010 – $0.2 million) on the options exercised was added to share capital with a corresponding decrease to contributed surplus reserve.

(b)                                   EARNINGS PER SHARE

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2011	2010	2011	2010
Weighted average number of common shares	745,016	740,692	743,552	738,739
Weighted average number of dilutive warrants	—	—	—	8
Weighted average number of dilutive stock options	421	951	730	847
Dilutive weighted average number of common shares	745,437	741,643	744,282	739,594

Total options and warrants excluded from the computation of diluted earnings per share because the exercise prices exceeded the average market value of the common shares for the period ended June 30, 2011 were 72 thousand (June 30, 2010 – 72 thousand) and 4.9 million (June 30, 2010 – 4.9 million), respectively. As at June 30, 2011, all the share purchase warrants had expired.

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2011	2010	2011	2010
Dividends paid during the year	$22,136	$11,139	$44,200	$18,482
Dividend declared in respect of the year	$22,155	$11,140	$44,680	$18,484

Dividend paid during the year (per share)	$0.03	$0.02	$0.06	$0.02
Dividend declared in respect of the year (per share)	$0.03	$0.02	$0.06	$0.02

14.          OTHER COMPREHENSIVE INCOME AND RESERVES

(a)                                   OTHER COMPREHENSIVE INCOME

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2011	2010	2011	2010
Net change in unrealized losses on available-for-sale securities:
Change in fair value	$(39,149)	$(701)	(79,964)	(8,129)
Tax impact	5,405	(147)	9,042	(56)
Reclassification of gain recorded in earnings	—	323	—	323
Tax impact	—	(55)	—	(55)

Net change in fair value of hedging instruments (Note 19(a))
Change in fair value	9,908	(1,842)	13,737	3,958
Tax impact	(3,367)	551	(3,516)	(3,609)
Other comprehensive loss	$(27,203)	$(1,871)	(60,701)	(7,568)

(b)                                  RESERVES

	Six months ended	Year ended
	June 30,	December 31,
	2011	2010
Contributed surplus reserve
Balance, beginning of period	$30,196	$30,669
Exercise of stock options and share appreciation	(14,811)	(2,245)
Transfer on vesting of restricted share units	(6,363)	(6,091)
Share options and appreciation rights	4,667	7,863
Balance, end of period	$13,689	$30,196

Hedging reserve
Balance, beginning of period	$34,080	$8,647
Net change in fair value of hedging instruments (iii)	10,221	25,433
Balance, end of period	$44,301	$34,080

Available for sale reserve
Balance, beginning of period	$15,647	$18,005
Change in fair value of available-for-sale securities (i)	(70,922)	(2,626)
Reclassification of losses on available-for-sale securities to earnings (ii)	—	268
Balance, end of period	$(55,275)	$15,647
Total reserve balance, end of period	$2,715	$79,923

(i)           Net of tax recovery of $9.0 million (2010 — tax expense of $1.0 million).

(ii)          Net of tax expense of $nil (2010 - $0.05 million).

(iii)                          Net of tax expense of $3.5 million (2010 - $12.7 million).

The hedging reserve represents hedging gains and losses recognized on the effective portion of cash flow hedges. The cumulative deferred gain or loss on the hedge is recognized in the income statement when the hedged transaction impacts the income statement, or is recognized as an adjustment to the cost of non-financial hedged items.

The available for sale reserve represents the revaluation of available for sale financial assets. Where a revalued financial asset is sold, the relevant portion of the reserve is recognized in the income statement.

15.          SHARE-BASED PAYMENTS

The total compensation cost relating to share-based payments the three and six-month periods ended June 30, 2011 were $4.4 million and $7.3 million, respectively (three and six-month periods ended June 30, 2010 - $5.3 million and $6.6 million, respectively) and are made up as follows:

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2011	2010	2011	2010
Equity-settled plans	$2,499	$2,067	$4,668	$4,434
Cash-settled plans	1,928	3,228	2,603	2,198
Total expense recognized as compensation expense	$4,427	$5,295	$7,271	$6,632
Total carrying amount of liabilities for cash-settled arrangements (i)	$14,710	$9,097	$14,710	$9,097
Total fair value of liability for vested benefits	$13,689	$29,655	$13,689	$29,655

(i)          Included in Other non-current liabilities, Note 12.

(a)           STOCK OPTIONS

The Company’s Share Incentive Plan is designed to advance the interests of the Company by encouraging employees, officers, directors and consultants to have equity participation in the Company through the acquisition of common shares. The Share Incentive

Plan is comprised of a share option component and a share bonus component. The aggregate maximum number of common shares that may be reserved for issuance under the Share Incentive Plan is 24.9 million (2010 - 24.9 million). Pursuant to the share bonus component of the Share Incentive Plan, common shares may be issued as a discretionary bonus to employees, officers, directors and consultants of the Company. Options granted under the share option component of the Share Incentive Plan vest immediately and have an exercise price of no less than the closing price of the common shares on the Toronto Stock Exchange on the trading day immediately preceding the date on which the options are granted and are exercisable for a period not to exceed ten years.

The Share Incentive Plan also provides for the granting of share appreciation rights to optionees. An optionee is entitled to elect to terminate his or her option, in whole or part, and, in lieu of receiving the common shares to which their terminated option relates, to receive that number of common shares, disregarding fractions which, when multiplied by the fair value of the common shares to which their terminated option relates, has a total value equal to the product of the number of such common shares times the difference between the fair value and the option price per share of such common shares, less any amount required to be withheld on account of income taxes.

There were no options that were granted in the period ended June 30, 2011 and none in the year ended December 31, 2010.

A summary of the stock options granted to acquire common shares under the Company’s Share Incentive Plan as at the period end and the changes thereof during the period are as follows:

	Six months ended		Six months ended
	June 30,		June 30,
	2011		2010
	Number of Options (000’s)	Weighted Average Exercise Price (Cdn$)	Number of Options (000’s)	Weighted Average Exercise Price (Cdn$)
Outstanding, beginning of period	5,490	$9.42	5,876	$9.35
Exercised	(3,635)	9.24	(34)	6.23
Expired	(160)	9.47	—	—
Outstanding, end of period	1,695	$9.77	5,842	$9.34
Exercisable, end of period	1,692	$9.77	5,338	$9.27

Stock options outstanding and exercisable as at June 30, 2011 are as follows:

	Outstanding		Exercisable
Exercise Price	Quantity	Weighted Average Remaining Contractual Life	Quantity	Weighted Average Remaining Contractual Life
(Cdn$)	(000’s)	(Years)	(000’s)	(Years)
$3.00- $4.99	30	3.87	30	3.87
$9.00-$9.99	1,557	2.82	1,557	2.82
$10.00-$15.00	72	2.98	69	2.96
Total	1,659	2.85	1,656	2.85

	Outstanding		Exercisable
Exercise Price	Quantity	Weighted Average Remaining Contractual Life	Quantity	Weighted Average Remaining Contractual Life
(US$)	(000’s)	(Years)	(000’s)	(Years)
$0.01-$3.99	17	2.87	17	2.87
$4.00-$5.99	19	3.87	19	3.87
Total	36	3.40	36	3.40
Grand total	1,695		1,692

(b)           DEFERRED SHARE UNITS (“DSU”)

DSUs are granted to the eligible participants of the Deferred Share Unit Plan, who are non-executive directors of the Company or designated affiliates (an “eligible director”), and the Chairman or Chief Executive Officer (an “eligible officer”) of the Company.  The number of DSU granted to each eligible director on each DSU issue-date has the value equal to one third of the director’s remuneration payable in the current quarter.  The Board may also grant, in its sole and absolute discretion, to an eligible officer the rights to acquire any number of DSU as a discretionary payment in consideration of past services to the Company.  Each DSU entitles the holder, who ceases to be an eligible director or eligible officer, to a payment in cash without any further action on the part of the holder of the DSU on the relevant separation date.  The value of a DSU is equal to the market value in Canadian dollars of a common share of the Company at the separation date.

	Six months ended
	June 30,	June 30,
	2011	2010
	Number of DSU (000’s)	Number of DSU (000’s)
Outstanding, beginning of period	901	605
Granted	347	270
Outstanding and exercisable, end of period	1,248	875

The value of the DSU as at June 30, 2011 was $14.7 million (2010 - $9.1 million). In the period ended June 30, 2011 the Company recorded a mark-to-market gain of $0.7 million which is included in other operating expenses and an expense of $2.6 million for DSU granted during the year.

(c)                                  RESTRICTED SHARE UNITS (“RSU”)

RSU are granted to eligible employees and eligible contractors to secure for the Company the benefits inherent in the ownership of company shares by the eligible participants.  From time to time, the Board determines the participants to whom RSU shall be granted by taking into consideration the present and potential contributions of the services rendered by the particular participant to the success of the Company.  A RSU award granted to a participant will entitle the participant to receive a Canadian dollar payment in fully paid shares or, at the option of the Company, in cash on the date when the RSU award is fully vested upon the expiry of the restricted period in respect of the corresponding RSU award. Fair value of RSU is based on the market price on the day that the RSU is granted.

	Six months ended
	June 30,	June 30,
	2011	2010
	Number of RSU (000’s)	Number of RSU (000’s)
Outstanding, beginning of period	1,192	1,349
Granted	988	415
Vested and converted to common shares	(566)	(453)
Forfeited	(24)	(2)
Outstanding, end of period	1,590	1,309

In period ended June 30, 2011, the Company credited $6.4 million to share capital in respect of RSU that have vested during the period and granted 565,881 RSU (June 30, 2010 — 453,527) with a weighted average grant date fair value of Cdn$11.71 (June 30, 2010 - Cdn$10.82). The expenses for the three and six-month periods ended June 30, 2011 of $2.4 million and $4.5 million, respectively (three month and six-month periods ended June 30, 2010 - $1.8 million and $3.8 million, respectively) are included in general and administrative expenses.  The fair value of RSU as at June 30, 2010 was $12.0 million (December 31, 2010 - $8.9 million).

(d)                            SHARE PURCHASE WARRANTS

A summary of issued share purchase warrants and the changes thereof is as follows:

	June 30,			December 31,
	2011			2010
	Number of warrants (000’s)	Weighted average exercise price (Cdn$)	Fair Value	Number of warrants (000’s)	Weighted average exercise price (Cdn$)	Fair Value
Outstanding, beginning of period	4,886	$19.08	$143	14,497	$13.74	$9,053
Exercised	—	—	—	(7,124)	11.05	(5,010)
Expired	(4,886)	19.08	—	(2,487)	10.95	(2,162)
Mark-to-market adjustments	—	—	(143)	—	—	(1,738)
Outstanding and exercisable, end of period (i)	—	$—	$—	4,886	$19.08	$143

(i)          No share purchase warrants were issued during the period and in 2010.

Share purchase warrants are denominated in Canadian Dollars, and are recorded as a liability and carried at fair value. Any changes in fair value from period to period are recorded as a gain or loss in the statement of operations.

16.          NON-CONTROLLING INTEREST

The Company holds a 56.7% interest in Agua De La Falda (“ADLF”) project along with Corporación Nacional del Cobre de Chile (“Codelco”). The ADLF project is an exploration project which includes the Jeronimo Deposit and is located in Northern Chile.

17.          FINANCE INCOME AND EXPENSE

During the period, the Company earned and expensed the following:

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2011	2010	2011	2010
Net foreign exchange gain	$10,955	$—	$10,696	$—
Unrealized gain on derivatives	27	—	59	3,988
Realized gain on derivatives	—	—	1,626	—
Other finance income	3,309	1,041	6,986	1,607
Finance income	$14,291	$1,041	$19,367	$5,595

Unwinding of discounts on provisions	$(2,146)	$(2,424)	$(4,213)	$(4,680)
Unrealized loss on derivatives	—	(598)	—	—
Net foreign exchange loss	—	(1,780)	—	(10,020)
Realized loss on derivatives	(1,323)	(2,164)	(2,833)	(9,785)
Interest expense on long-term debt	(5,046)	(6,848)	(12,573)	(12,154)
Bank fees, financial fees and taxes	(3,259)	(3,238)	(6,227)	(9,814)
Capitalized interest	3,207	587	6,010	1,112
Finance expense	$(8,567)	$(16,465)	$(19,836)	$(45,341)
Net finance expense recognized in earnings	$5,724	$(15,424)	$(469)	$(39,746)

The above finance income and finance costs include the following interest income and expense in respect of asset (liabilities) not at fair value through profit or loss:

	Six months ended		Three months ended
	June 30,	June 30,	June 30,	June 30,
	2011	2010	2011	2010
Total interest income on financial assets	$14,264	$1,041	$17,682	$1,607
Total interest expense on financial liabilities	$(7,243)	$(13,703)	$(17,002)	$(35,556)

18.          CAPITAL MANAGEMENT

The Company’s objectives in managing capital are to ensure sufficient liquidity to pursue its strategy of organic growth combined with strategic acquisitions, to ensure the externally imposed capital requirements relating to its long-term debt are being met, and to provide returns to its shareholders. The Company defines capital that it manages as net worth, which is comprised of total shareholders’ equity and debt obligations (net of cash and cash equivalents).

The Company manages its capital structure and makes adjustments to it in light of general economic conditions, the risk characteristics of the underlying assets and the Company’s working capital requirements. In order to maintain or adjust its capital structure, the Company, upon approval from its Board of Directors, may issue shares, pay dividends, or undertake other activities as deemed appropriate under the specific circumstances. The Board of Directors reviews and approves any material transactions out of the ordinary course of business, including proposals on acquisitions or other major investments or divestitures, as well as capital and operating budgets.

The externally imposed financial covenants on the revolving facility (Note 11) are as follows:

(a)          Tangible net worth of at least $2.3 billion.

(b)         Maximum net total debt (debt less cash) to tangible net worth of 0.75.

(c)          Leverage ratio (net total debt/EBITDA) to be less than or equal to 3.5:1.

Not meeting these capital requirements could result in a condition of default by the Company. As at June 30, 2011, the Company has met all of the externally imposed capital requirements.

19.          FINANCIAL INSTRUMENTS

(a)           Fair Value of Financial Instruments

The Company’s financial instruments include cash and cash equivalents, restricted cash, trade receivable, advances and deposits, marketable securities, long-term note receivable, trade payable and other current liabilities, long-term debt and derivative assets (liabilities). The carrying values of cash and cash equivalents, restricted cash, trade receivable, advances and deposits, trade payable and other current liabilities approximate their fair values due to the relatively short-term nature of these instruments. Adjustments recognized in the balance sheet relating to concentrate sales were fair valued based on published and observable prices. The fair value of long-term receivables is calculated by discounting the future cash flows by a discount factor based on an interest rate of 5% which reflects the Company’s own credit risk. Fair values of derivatives were based on published and observable market prices for similar instruments and on market closing prices at period end.

There were no material differences between the carrying value and fair value of non-current assets and liabilities except for the long-term debt, which has a carrying value of $459.9 million (December 31, 2010 - $486.5 million) and fair values of $218.6 million and $299.5 million, for the revolving facility and senior debt notes, respectively (December 31, 2010 - $246.9 million and $300.8 million, respectively). The fair value was calculated by discounting the future cash flows by a discount factor based on an interest rate of 5% which reflects the Company’s own credit risk. Fair values of available for sale securities were calculated based on current and available market information and the Company’s best estimate.

The Company assesses its financial instruments and non-financial contracts on a regular basis to determine the existence of any embedded derivatives which would be required to be accounted for separately at fair value and to ensure that any embedded derivatives are accounted for in accordance with the Company’s policy. As at June 30, 2011, there were no embedded derivatives requiring separate accounting other than concentrate sales.

The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In assessing the fair value of a particular contract, the market participant would consider the credit risk of the counterparty to the contract. Consequently, when it is appropriate to do so, the Company adjusts its valuation models to incorporate a measure of credit risk.

Valuation Techniques

Available-for-Sale Securities

The fair value of publicly traded available-for-sale securities is determined based on a market approach reflecting the bid price of each particular security at the balance sheet date. The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security, and therefore available-for-sale securities are classified within Level 1 of the fair value hierarchy.

Derivative Instruments

The fair value of derivative instruments is determined using either present value techniques or option pricing models that utilize a variety of inputs that are a combination of quoted prices and market-corroborated inputs. The Company continues to monitor the potential impact of the recent instability of the financial markets, and will adjust its derivative contracts for credit risk based upon the credit default swap spread for each of the counterparties as warranted.

Gold Sales Contracts and Metal Concentrate Sales Contracts

Gold sales are made at spot prices quoted on the London Metal Exchange (“LME”) or Commodity Exchange (“COMEX”) of the New York Mercantile Exchange, which are market observable inputs.

Metal concentrate sales are based on market prices of measurement dates, which are two or three months after shipment depending on the terms of the off-take agreements. The sales are measured initially and then adjusted monthly on the basis of spot prices quoted on the LME or COMEX until measurement date. Therefore, metal concentrate sales would be classified within Level 2 of the fair value hierarchy. The Company continues to monitor and, as warranted, adjust for credit risk based upon the credit default swap spread for each of the counterparties.

The following table summarizes derivative related assets:

	June 30,	December 31,
	2011	2010
Currency contracts
Forward contracts	$54,101	$44,183
Less: current portion (Note 5)	(34,015)	(25,540)
Non-current portion (Note 9)	$20,086	$18,643

The following table summarizes the components of derivative related liabilities:

	June 30,	December 31,
	2011	2010
Interest Rate Contracts
Interest rate swaps	$(2,985)	$(4,803)
Less: Current portion (Note 10)	2,765	3,853
Non-current portion (Note 12)	$(220)	$(950)

The following table summarizes unrealized derivative (losses) gains:

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2011	2010	2011	2010
Non-hedge derivatives
Share purchase warrants	—	—	143	—
Commodity contracts	—	—	—	5,230
Hedge ineffectiveness
Currency contracts	(68)	(733)	(220)	(1,646)
Interest rate contracts	95	135	136	404
	$27	$(598)	$59	$3,988

The following table summarizes realized derivative gains (losses):

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2011	2010	2011	2010
Currency contracts	$—	$—	$1,626	$—
Commodity contracts	—	—	—	(5,230)
	$—	$—	$1,626	$(5,230)

Additionally, included in cost of sales are realized gains in the amounts of $9.3 million and $16.5 million for the three and six-month periods ended June 30, 2011, respectively (June 30, 2010 — $5.9 million gain and $12.1 million gain, respectively) with respect to currency derivative contracts.  Included in sales are realized gains in the amounts of $2.8 million and $4.6 million for the three and six-month periods ended June 30, 2011, respectively (June 30, 2010 - $5.1 million gain and $8.2 million gain, respectively) in respect of commodity contracts.  Included in finance expense are realized losses in the amounts of $1.3 million and $2.8 million for the three and six-month periods ended June 30, 2011, respectively (June 30, 2010 — $2.2 million and $4.6 million, respectively) in respect to the interest rate swaps.

The Company estimates that approximately $39.1 million of net gains will be reclassified from accumulated other comprehensive income to earnings in respect of cash flow currency hedges over the next twelve months.

The following table summarizes cash flow currency and interest rate hedge gains (losses) in OCI (Note 14):

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2011	2010	2011	2010
Effective portion of change in fair value of hedging instruments:
Currency contracts	$8,990	$(3,203)	$12,055	$1,497
Interest rate contracts	918	1,361	1,682	2,461
Future income tax	(3,367)	551	(3,516)	(3,609)
	$6,541	$(1,291)	$10,221	$349

(b)           CURRENCY RISK

The Company’s sales are predominantly denominated in United States Dollars. The Company is primarily exposed to currency fluctuations relative to the United States Dollar as a portion of the Company’s operating costs and capital expenditures are denominated in foreign currencies; predominately the Brazilian Real, the Argentine Peso, the Chilean Peso and the Mexican Peso. Monetary assets denominated in foreign currencies are also exposed to foreign currency fluctuations. These potential currency fluctuations could have a significant impact on production costs and thereby the profitability of the Company.

The Company entered into forward contracts to economically hedge against the risk of an increase in the value of the Brazilian Real versus the United States Dollar. Currency contracts totaling 488.5 million Reais at an average rate of 2.17 Real to the United States Dollar have been designated against forecast Reais denominated expenditures as a hedge against the variability of the United States dollar amount of those expenditures caused by changes in the currency exchange rates for 2011 through to December 31, 2013. Of this, 138.8 million Reais is hedged for 2011, 273.6 million is hedged for 2012 and approximately 76.0 million Reais for 2013.

The Company also entered into forward contracts to economically hedge against the risk of an increase in the value of the Mexican Pesos versus the United States Dollar. Currency contracts totaling 464.5 million Pesos at an average rate of 13.32 Pesos to the United States Dollar have been designated against forecast Pesos denominated expenditures as a hedge against the variability of the United States dollar amount of those expenditures caused by changes in the currency exchange rates for 2011 through to May 31, 2015. Of this, 87.5 million Pesos is hedged for 2012, 156.0 million Pesos is hedged for 2013, 156.0 million Pesos is hedged for 2014 and 65.0 million Pesos for 2015.

The effective portion of changes in the fair value of the currency contracts has been recorded in OCI until the forecast expenditure impacts earnings. The ineffective portion of changes in the fair value of the currency contracts has been recorded in current earnings.

(c)           COMMODITY PRICE RISK

Gold, copper and silver prices are affected by various forces including global supply and demand, interest rates, exchange rates, inflation or deflation and the political and economic conditions of major gold, copper and silver-producing countries. The profitability of the Company is directly related to the market price of gold, copper and silver.

The Company has not hedged any of its gold sales.

The Company has forward contracts to economically hedge against the risk of declining copper prices for a portion of its forecast copper concentrate sales. The program requires no cash margin, collateral or other security from the Company.

The change in average commodity prices will not have an impact on other comprehensive income.

(d)           INTEREST RATE RISK

The Company is exposed to interest rate risk on its variable rate debt.  As at June 30, 2011, the Company has a total of $105.3 million in interest rate swap agreements to convert floating rate financing to fixed rate financing effective until 2012. These contracts fix the rate of interest on part of the Company’s revolving credit line at 4.36%. The effective portion of changes in the fair value of the interest rate swaps has been recorded in OCI until the forecast interest expense impacts earnings. The ineffective portion of changes in the fair value of the interest rate swaps have been recorded in current earnings.

At June 30, 2011, most of the Company’s long-term debt was at fixed rates, hence there is little market risk arising from fluctuations in floating interest rate.

(e)           CREDIT RISK

Credit risk is the risk that a third party might fail to discharge its obligations under the terms of a financial instrument. The Company limits credit risk by entering into business arrangements with high credit-quality counterparties, limiting the amount of exposure to each counterparty and monitoring the financial condition of counterparties whilst also establishing policies to ensure liquidity of available funds. In addition, credit risk is further mitigated in specific cases by maintaining the ability to novate contracts from lower quality credit counterparties to those with higher credit ratings.

For cash, cash equivalents, trade receivable, income taxes recoverable, derivative related assets, available-for-sale, restricted cash, long-term note receivable and long-term tax credits, credit risk is represented by the carrying amount on the balance sheet. Cash, cash equivalents and restricted cash are deposited in highly rated corporations and the credit risk associated with these deposits is low. The Company sells its products to large international financial institutions and other organizations with high credit ratings. Historical levels of receivable defaults and overdue balances over normal credit terms are both negligible, thus the credit risk associated with trade receivables is also considered to be negligible. Tax related assets have negligible credit risk as they are receivable from the governmental authorities and are carried at their estimated fair value. The long-term note receivable in relation to the sale of assets is due from a highly rated corporation and the credit risk associated with it is low. For derivatives, the Company assumes no credit risk when the fair value of the instruments is negative. When the fair value of the instruments is positive, this is a reasonable measure of credit risk.  The Company does not have any assets pledged as collateral.

The Company’s maximum credit exposure to credit risk is as follows:

	June 30,	December 31,
	2011	2010
Cash and cash equivalents	$520,863	$330,498
Trade receivable and other receivables (i)	197,940	212,945
Income taxes recoverable	4,880	31,467
Derivative related assets	54,101	44,183
Investments	101,979	102,958
Restricted cash	265	243
Note receivable	—	64,690
Long-term tax credits	135,719	129,551
	$1,015,747	$916,535

(i)           Trade receivables are non interest bearing and are neither impaired nor past due.

(f)                                    LIQUIDITY RISK

Liquidity risk is the risk that a financial instrument cannot be eliminated quickly, by either liquidating it or by establishing an off-setting position.  Under the terms of our trading agreements, counterparties cannot require the Company to immediately settle outstanding derivatives except upon the occurrence of customary events of default. The Company mitigates liquidity risk by spreading the maturity dates of derivatives over time, managing its capital expenditures and operating cash flows and by maintaining adequate lines of credit.  In addition, the Company addresses the capital management process as described in Note 18. Contractual maturities relating to contractual commitments are included in Note 23 and relating to long-term debt is included in Note 11.

The fair value of interest rate swaps and forward exchange contracts in fair value hedge relationships used to hedge both interest rate and foreign currency risks are as follows:

	June 30,	June 30,
Fair value	2011	2010
Interest rate swaps - US dollar swaps
Not later than one year	$(2,765)	$(4,816)
Later than one year but not later than two years	$(220)	$(2,435)
Forward exchange contracts
US$ to Brazilian Reais
Not later than one year	$33,928	$14,638
Later than one year but not later than five years	$19,060	$225
US$ to Mexican Peso
Not later than one year	$86	—
Later than two years but not later than five years	$1,027	$—

20.          INCOME TAXES

The following table reconciles income taxes calculated at statutory rates with the income tax expense in these financial statements:

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2011	2010	2011	2010
Earnings from continuing operations before income taxes and equity earnings from Minera Alumbrera	$243,804	$86,998	$438,547	162,002
Canadian statutory tax rate	28.25%	30.99%	28.25%	30.99%

Expected income tax expense	68,874	26,961	123,889	50,204
Impact of lower foreign tax rates	(2,678)	(10,359)	(11,795)	(11,586)
Interest and penalties	62	1,241	232	3,044
Permanent differences	4,825	10,700	15,049	8,644
Change in valuation allowance	(113)	2,930	389	7,662
Unrealized foreign exchange	(4,588)	2,041	(6,081)	(58,192)
Unrealized foreign exchange on intercompany debt	4,647	(1,256)	6,898	(5,046)
Other	(5,314)	(1,126)	(4,639)	(1,127)
Income tax expense	$65,715	$31,132	$123,942	(6,397)

Income tax expense is represented by:
Current income tax expense	$74,464	$52,525	$128,309	69,710
Deferred income tax expense	(8,749)	(21,393)	(4,367)	(76,107)
Net income tax expense	$65,715	$31,132	$123,942	(6,397)

The change in the Canadian statutory rate compared to the prior year is a result of a reduction in the federal and provincial tax rates.

21.          SUPPLEMENTARY CASH FLOW INFORMATION

(a)           NON-CASH INVESTING AND FINANCING TRANSACTIONS:

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2011	2010	2011	2010
Interest capitalized to assets under construction	$3,207	$720	$6,010	$1,245
Issue of common shares on vesting of RSU	$6,255	$5,239	$6,363	$5,239
Transfer of contributed surplus on exercise of stock options and share purchase appreciation rights	$626	$98	$14,812	$209
Value of expired warrants transferred to contributed surplus	$—	$—	$—	$7,210
Shares received as consideration of settlement of notes receivable	$—	$53,760	$74,247	$53,760

(b)           NET CHANGES IN NON-CASH OPERATING WORKING CAPITAL:

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2011	2010	2011	2010
Net (increase) decrease in:
Trade and other receivables	$5,980	$(30,036)	$(15,426)	$(5,098)
Inventories	(8,324)	(19,798)	(29,011)	(19,571)
Other assets	(16,744)	(10,520)	(19,074)	(17,240)
Net (decrease) increase in:
Trade payable and other payables	(4,855)	(42,998)	(13,682)	(53,788)
Other current liabilities	1,429	38,355	1,271	8,974
Removal of movement in above related to foreign exchange	7,242	(2,097)	5,169	(3,486)
	$(15,272)	$(67,094)	$(70,753)	$(90,209)

Changes in non-cash working capital items are net of items related to assets under construction.

22.          OPERATING SEGMENTS

The Company’s primary format for reporting segment information is geographical segments, which are supplemented by information of individual mining operations. The Company performs its planning, decision making, cash flow management and other management activities on such segment structure and relies on a management team with its members positioned in the geographical regions where the Company’s key mining operations are located. In determining the Company’s segment structure, consideration is given to the similar operational, currency and political risks to which the mining operations within the same business and regulatory environment are exposed. Except for the Canada and Mexico and Other segments, each mine within a segment derives its revenues mainly from the sales of precious metals through specific channels and processes as coordinated and managed by the corresponding regional management group.

Property plant and equipment referred to below consist of land, buildings, equipment, depletable producing properties, assets under construction and exploration and evaluation costs.

June 30, 2011	Brazil	Chile	Argentina	Mexico and Other	Canada	Total
Property, plant and equipment	$1,609,954	$4,661,080	$2,288,470	$175,835	$4,854	$8,740,193
Goodwill and intangibles	$55,000	$15,646	$—	$938	$—	$71,584
Investment in associate	$—	$—	$202,923	$—	$—	$202,923
Non-current assets	$1,860,762	$4,714,634	$2,595,335	$179,464	$164,461	$9,514,656
Total assets	$2,336,299	$4,643,469	$2,652,586	$374,482	$581,965	$10,588,801
Total liabilities	$517,495	$1,227,026	$820,490	$82,481	$578,406	$3,225,898
Capital expenditures (for the six months ended)	$131,803	$92,205	$32,012	$51,820	$1,734	$309,574

December 31, 2010	Brazil	Chile	Argentina	Mexico and Other	Canada	Total
Property, plant and equipment	$1,523,155	$4,666,705	$2,300,589	$117,826	$3,806	$8,612,081
Goodwill and intangibles	$55,000	$16,574	$—	$938	$—	$72,512
Investment in associate	$—	$—	$201,585	$—	$—	$201,585
Non-current assets	$1,770,337	$4,704,119	$2,614,481	$131,731	$170,627	$9,391,295
Total assets	$2,246,931	$4,908,944	$2,641,454	$200,378	$306,166	$10,303,873
Total liabilities	$524,704	$1,177,095	$643,124	$75,290	$797,389	$3,217,602
Capital expenditures (for the year ended)	$194,078	$213,699	$48,834	$73,152	$1,318	$531,081

SEGMENT OPERATING EARNINGS

	Three months ended
June 30, 2011	Brazil	Chile	Argentina	Mexico and Other	Canada	Total
Revenues	$280,567	$227,665	$65,051	$—	$—	$573,283
Cost of sales excluding depletion, depreciation and amortization	(109,190)	(62,977)	(19,610)	—	—	(191,777)
Gross margin	171,377	164,688	45,441	—	—	381,506
Depletion, depreciation and amortization	(25,178)	(46,578)	(17,262)	—	—	(89,018)
Mine operating earnings	$146,199	$118,110	$28,179	$—	$—	$292,488
Equity earnings	$—	$—	$16,592	$—	$—	$16,592

Income tax (expense) recovery	$(34,783)	$(17,492)	$(8,704)	$1,739	$(6,475)	$(65,715)

	Six months ended
June 30, 2011	Brazil	Chile	Argentina	Mexico and Other	Canada	Total
Revenues	$499,654	$439,764	$109,942	$—	$—	$1,049,360
Cost of sales excluding depletion, depreciation and amortization	(188,840)	(121,693)	(38,346)	—	—	(348,879)
Gross margin	310,814	318,071	71,596	—	—	700,481
Depletion, depreciation and amortization	(48,257)	(91,951)	(29,321)	—	—	(169,529)
Mine operating earnings	$262,557	$226,120	$42,275	$—	$—	$530,952
Equity earnings	$—	$—	$28,324	$—	$—	$28,324

Income tax (expense) recovery	$(68,468)	$(41,241)	$(9,544)	$1,279	$(5,968)	$(123,942)

	Three months ended
June 30, 2010	Brazil (i)	Chile	Argentina	Mexico and Other (i)	Canada	Total
Revenues	$174,357	$142,897	$34,121	$—	$—	$351,375
Cost of sales excluding depletion, depreciation and amortization	(67,924)	(54,998)	(12,744)	—	—	(135,666)
Gross margin	106,433	87,899	21,377	—	—	215,709
Depletion, depreciation and amortization	(19,312)	(40,453)	(8,956)	—	—	(68,721)
Mine operating earnings	$87,121	$47,446	$12,421	$—	$—	$146,988
Equity earnings	$—	$—	$7,799	$—	$—	$7,799

Income tax (expense) recovery	$(17,603)	$(3,687)	$(8,522)	$140	$(1,460)	$(31,132)

	Six months ended
June 30, 2010	Brazil (i)	Chile	Argentina	Mexico and Other (i)	Canada	Total
Revenues	$349,043	$277,319	$71,354	$—	$—	$697,716
Cost of sales excluding depletion, depreciation and amortization	(145,004)	(106,777)	(29,028)	—	—	(280,809)
Gross margin	204,039	170,542	42,326	—	—	416,907
Depletion, depreciation and amortization	(40,180)	(80,925)	(17,665)	—	—	(138,770)
Mine operating earnings	$163,859	$89,617	$24,661	$—	$—	$278,137
Equity earnings	$—	$—	$19,451	$—	$—	$19,451

Income tax recovery (expense)	$19,601	$(10,168)	$(3,669)	$95	$538	$6,397

(i)          Excludes operating results of discontinued operations.

23.          CONTRACTUAL COMMITMENTS

Construction and Service Contracts

	June 30,	December 31,
	2011	2010
Within 1 year	$381,753	$215,162
Between 1 to 3 years	261,431	233,703
Between 3 to 5 years	63,054	67,397
After 5 years	10,174	5,600
	$716,412	$521,862

Operating Leases

The aggregate amount of minimum lease payments under non cancellable operating leases are as follows:

	June 30,	December 31,
	2011	2010
Within 1 year	$1,357	$3,458
Between 1 to 3 years	3,041	2,381
Between 3 to 5 years	733	1,886
After 5 years	—	236
	$5,131	$7,961

24.          CONTINGENCIES

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business.  The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated.  In the opinion of management, these matters will not have a material effect on the consolidated financial statements of the Company.

	June 30,	December 31,
(In millions)	2011	2010
Contingent liabilities (excluding those relating to joint ventures and associates)
Indemnities and other performance guarantees	$177	$177
Contingent liabilities relating to joint ventures and associates
Share of contingent liabilities of joint ventures and associates	—	—
	$177	$177

In 2004, a former director of Northern Orion commenced proceedings in Argentina against Northern Orion claiming damages in the amount of $177.0 million for alleged breaches of agreements entered into by the plaintiff.  The plaintiff alleged that the agreements entitled him to a pre-emption right to participate in acquisitions by Northern Orion in Argentina and claimed damages in connection with the acquisition by Northern Orion of its 12.5% equity interest in the Alumbrera project.  On August 22, 2008, the National Commercial Court No. 8 of the City of Buenos Aires issued a first-instance judgment rejecting the claim. The plaintiff appealed this judgment and a decision of the appellate court is pending. While the Company continues to consider that the plaintiff’s allegations are unfounded and has been advised by its Argentine counsel that the appeal is unlikely to be successful; the outcome is not certain.   There is no assurance that the Company will be wholly successful in confirming the first-instance judgment at appellate courts. There have not been any significant developments on this matter during the current year.

25.          TRANSITION TO IFRS

The accounting policies set out in Note 4 of the consolidated interim condensed financial statements as at and for three months ended March 31, 2011, have been applied in preparing the consolidated interim condensed financial statements for the three- and six-month periods ended June 30, 2011. In Note 30 of the March 31, 2011 consolidated interim financial statements, the Company reported the impact of the transition of IFRS at January 1, 2010 and December 31, 2010. There were no changes to the reconciliations as previously reported.

In preparing its IFRS balance sheet, the Company has adjusted amounts reported previously in financial statements prepared in accordance with Canadian GAAP.  There has been no significant change to the opening balance sheet presented in the first quarter. An explanation of how the transition from Canadian GAAP to IFRS has affected the Company’s equity and financial performance is set out in the following tables and the accompanying notes.

RECONCILIATION OF EQUITY AS AT JUNE 30, 2010

	Canadian GAAP	Effect of Transition to IFRS	Notes	IFRS
Equity
Share capital
Issued and outstanding - 741,022,822 common shares	$6,166,657	$(19,434)	(c,f)	$6,147,223
Share purchase warrants	13,111	(13,111)	(c)	—
Contributed surplus	32,521	(32,521)	(k)	—
Accumulated other comprehensive income	19,084	(19,084)	(l)	—
Reserves	—	48,739	(b,c,k,l)	48,739
Retained earnings	739,486	(151,787)	(h)	587,699
Total shareholders’ equity	6,970,859	(187,198)		6,783,661
Non-controlling interest	46,800	—		46,800
Total equity	$7,017,659	$(187,198)		$6,830,461

NOTES TO THE RECONCILIATION OF EQUITY

(a)  The Company has elected to apply the IFRS 1 optional exemption for its decommissioning liabilities. Accordingly the decommissioning liabilities have been remeasured using the requirements of IFRIC 1 as at January 1, 2010. For the most part, measurement differences have arisen due to liability specific discount rates that have been applied under IFRS. The effect is to increase environmental rehabilitation liability by $21.2 million, decrease decommissioning and restoration asset (under property, plant and equipment) by $4.8 million for a total adjustment that decreases equity by $25.2 million as at June 30, 2010. The effect is to also decrease deferred income tax assets by $0.2 million and to decrease deferred income tax liabilities by $1.0 million as at June 30, 2010. See below for related adjustments described in the comprehensive income reconciliations for three- and six- month periods ended June 30, 2010.

(b)       The Company applied IFRS 2, Share-based Payment (“IFRS 2”) to it share-based payment arrangements at January 1, 2010 except for equity-settled share-based payment arrangements granted that have vested after the date of transition. The Company has granted equity-settled share-based payments in 2010 and 2011 and accounted for these share-based payment arrangements at intrinsic value under Canadian GAAP. This has been adjusted to fair value as required with IFRS 2. The effect of accounting for equity-settled share-based payment transactions for graded vesting and forfeitures is to increase contributed surplus reserve by $4.3 million and decrease equity by $4.3 million as at June 30, 2010. See below for related adjustments described in the comprehensive income reconciliations for three- and six- month periods ended June 30, 2010.

(c)        Under IFRS, foreign currency denominated contracts issued by an entity that are indexed to its own equity instruments are treated as derivatives, which is not the case under Canadian GAAP. Based on the current circumstances, this applies to the Company’s Canadian Dollar-denominated share purchase warrants due to the United State Dollar being the Company’s functional currency; the warrants are indexed to both the Company’s stock and also to foreign exchange rates. Accordingly, the warrants of $13.1 million were reclassified from equity to liabilities for Q2 2010. As of June 30, 2010, the Company recorded a share-purchase warrants liability of $0.5 million, a decrease in share capital of $18.7 million, a decrease in contributed surplus (which is now part of the reserves account) of $7.2 million, and an increase in opening equity of $38.6 million. See below for related adjustments described in the comprehensive income reconciliations for three- and six- month periods ended June 30, 2010.

(d)       Under IAS 12, the deferred tax liability relating to the fair value adjustments on acquisition of non-monetary assets is calculated with reference to the functional currency at the time of the original acquisition. Hence, the initial deferred tax liability on the fair value adjustments on acquisition of non-monetary assets is calculated in the foreign currency and subsequently translated into the functional currency at the rate in effect at each balance sheet date. Under Canadian GAAP, recognition of such foreign exchange difference is prohibited. The effect of accounting for the foreign exchange adjustment is to increase deferred income tax liability by $205.6 million, increase deferred tax asset by $44.2 million and decrease equity by $161.4 million on June 30, 2010. See below for related adjustments described in the comprehensive income reconciliations for three- and six- month periods ended June 30, 2010.

(e)        Under Canadian GAAP, income taxes related to intra-group transfers are eliminated on a consolidated basis. The related taxes are deferred on the balance sheet and any difference between the consolidated carrying value of the asset transferred and its tax base is recorded at the seller’s tax rate. Under IFRS, current taxes are recognized in the selling company and any difference between consolidated carrying value of the asset transferred and its tax base is recognized at the buyer’s tax rate. The effect of the application of different tax rates between the buyers and sellers is to decrease deferred tax asset by $0.1 million and decrease equity by the same amount as at June 30, 2010. See below for related adjustments described in the comprehensive income reconciliations for three- and six- month periods ended June 30, 2010.

(f)          Under Canadian GAAP, deferred taxes relating to equity items are initially recorded through equity, however, any changes in the balance or change in tax rate are recorded through profit or loss. Under IFRS, the concept of backwards tracing is used, whereas, wherever the deferred tax item was recorded is where any change to the deferred tax is recorded. If the initial deferred tax was set up in equity, any change would be recorded in equity. Accordingly, the effect of backwards tracing was to reduce share capital by $0.7 million and increase of equity by the same amount as at June 30, 2010. See below for related adjustments described in the comprehensive income reconciliations for three- and six- month periods ended June 30, 2010.

(g)  The above changes decreased the deferred tax liability as follows:

		June 30,
	Note	2010
Property, plant and equipment	(a)	$1,042
Non-monetary items - historical vs. current exchange rate	(d)	(205,635)
Re-classification : current to non-current	(i)	(3,424)
Decrease in deferred tax liability		$(208,017)

The effect on the income statement for the three- and six-month periods ended June 30, 2010 was to decrease the previously reported tax charge for the period by $3.2 million and $56.3 million respectively.

(h)   The effect of the above adjustments on retained earnings is as follows:

		June 30,
	Note	2010
Environmental rehabilitation	(a)	$25,153
Non-monetary items: historical vs. current exchange rate	(d)	161,400
Inter-group transaction tax rates	(e)	149
Backwards tracing	(f)	(694)
Share-based payments	(b)	4,344
Share purchase warrants	(c)	(38,567)
Total adjustment to equity		$151,785
Attributable to:
Equity holders of the parent		$151,785
		$151,785

RECLASSIFICATIONS

(i)    Current portion of deferred income tax asset and current deferred tax liabilities have been reclassified to non-current deferred income tax asset and non-current deferred income tax liability, respectively, in the balance sheets.

(j)    As permitted under IFRS, the Company has chosen to reclassify income tax related interest expense, income-tax related penalties and income tax related foreign exchange gain/loss to income tax expense/recovery in the statement of operations.

(k)   Contributed surplus has been reclassified to reserves in the balance sheet and statement of changes in equity.

(l)    Accumulated other comprehensive income has been reclassified to reserves in the balance sheet and statement of changes in equity.

RECONCILIATION OF COMPREHENSIVE INCOME FOR THE THREE-MONTH PERIOD ENDED JUNE 30, 2010

	Canadian GAAP	Effect of Transition to IFRS	Notes	IFRS

Revenue	$351,375	$		$351,375
Cost of sales excluding depletion, depreciation and amortization	(135,666)			(135,666)
Gross margin	$215,709	$—		$215,709
Depletion, depreciation and amortization	(68,494)	(227)	(a)	(68,721)
Mine operating earnings	$147,215	$(227)		$146,988
Expenses
General and administrative	(29,161)	(160)	(b)	(29,321)
Exploration	(10,692)	—		(10,692)
Equity earnings from Minera Alumbrera	—	7,799		7,799
Other operating (expenses) income	(4,164)	(389)	(a,c)	(4,553)
Operating earnings	$103,198	$7,023		$110,221
Finance income	16,506	(15,465)		1,041
Finance expense	(15,261)	(1,204)	(a,d,j)	(16,465)
Net finance income (expense)	$1,245	$(16,669)		$(15,424)
Equity earnings from Minera Alumbrera	7,799	(7,799)		—
Earnings from continuing operations before taxes	$112,242	$(17,445)		$94,797
Income tax expense	(27,928)	(3,204)	(a,d,e,f,g,j)	(31,132)
Earnings from continuing operations	$84,314	$(20,649)		$63,665
Earnings from discontinued operations	6,473	—		6,473
Net earnings	$90,787	$(20,649)		$70,138

Earnings attributable to:
Equity shareholders	$90,787	$(20,649)		$70,138
Net earnings	$90,787	$(20,649)		$70,138
Earnings per share from continuing operations
Basic	$0.11	$(0.03)		$0.09
Diluted	0.11	(0.03)		0.09
Net earnings per share
Basic	$0.12	$(0.03)		$0.09
Diluted	0.12	(0.03)		0.09
Weighted average number of share outstanding
Basic	740,692
Diluted	741,643

Net earnings	$90,787	$(20,649)		$70,138
Other comprehensive loss, net of taxes	(1,871)	—		(1,871)
Total comprehensive income	$88,916	$(20,649)		$68,267

Earnings attributable to:
Equity shareholders	$88,916	$(20,649)		$68,267
Total comprehensive income	$88,916	$(20,649)		$68,267

RECONCILIATION OF COMPREHENSIVE INCOME FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2010

	Canadian GAAP	Effect of Transition to IFRS	Notes	IFRS

Revenue	$697,716	$		$697,716
Cost of sales excluding depletion, depreciation and amortization	(280,809)			(280,809)
Gross margin	$416,907	$—		$416,907
Depletion, depreciation and amortization	(138,201)	(569)	(a)	(138,770)
Mine operating earnings	$278,706	$(569)		$278,137
Expenses
General and administrative	(54,028)	(617)	(b)	(54,645)
Exploration	(17,450)	—		(17,450)
Equity earnings from Minera Alumbrera	—	19,451		19,451
Other operating (expenses) income	(7,459)	3,165	(a,c)	(4,294)
Operating earnings	$199,769	$21,430		$221,199
Finance income	3,988	1,607		5,595
Finance expense	(16,829)	(28,512)	(a,d,j)	(45,341)
Net finance expense	$(12,841)	$(26,905)		$(39,746)
Equity earnings from Minera Alumbrera	19,451	(19,451)		—
Earnings from continuing operations before taxes	$206,379	$(24,926)		$181,453
Income tax expense	(49,878)	56,275	(a,d,e,f,g,j)	6,397
Earnings from continuing operations	$156,501	$31,349		$187,850
Earnings from discontinued operations	13,825	—		13,825
Net earnings	$170,326	$31,349		$201,675

Earnings attributable to:
Equity shareholders	$170,326	$31,349		$201,675
Net earnings	$170,326	$31,349		$201,675
Earnings per share from continuing operations
Basic	$0.21	$0.04		$0.25
Diluted	0.21	0.04		0.25
Net earnings per share
Basic	$0.23	$0.04		$0.27
Diluted	0.23	0.04		0.27
Weighted average number of share outstanding
Basic	738,739
Diluted	739,594

Net earnings	$170,326	$31,349		$201,675
Other comprehensive loss, net of taxes	(7,568)	—		(7,568)
Total comprehensive income	$162,758	$31,349		$194,107

Earnings attributable to:
Equity shareholders	$162,758	$31,349		$194,107
Total comprehensive income	$162,758	$31,349		$194,107

EXPLANATION OF MATERIAL ADJUSTMENTS TO THE CASH FLOW STATEMENT FOR 2010

Dividends received on the Company’s investment in associate have been classified as an operating activity under IFRS; these were classified as investing activities under Canadian GAAP. Finance expense paid has been classified as a financing activity; these were classified as operating activities under Canadian GAAP. Realized derivative proceeds or payments have been classified as an investing activity; these were classified as an operating activity under Canadian GAAP.

There are no other material differences between the cash flow statement presented under IFRS and the cash flow statement presented under Canadian GAAP for the quarter ended June 30, 2010.

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